SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Insituform Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

457667103

(CUSIP Number of Class of Securities)

Matthew J. Diserio

Water Asset Management LLC

425 Park Avenue

New York, NY 10022

(212) 754-5132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

January 7, 2008

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 457667103	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Water Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,466,008
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,466,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,466,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 457667103	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew J. Diserio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,466,008
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,466,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,466,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 457667103	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Disque D. Deane Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,466,008
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,466,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,466,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 457667103	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TRF Master Fund (Cayman) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,466,008
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,466,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,466,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 457667103	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Water Investment Advisors (Cayman), Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,466,008
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,466,008

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,466,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON* OO

This Schedule 13D is being filed on behalf of Water Asset Management LLC, a Delaware limited liability company (the “Management Company”), TRF Master Fund (Cayman) LP, a Cayman Islands limited partnership (the “Stockholder”), Water Investment Advisors (Cayman) Ltd., a Cayman Islands exempted company (the “General Partner”), Matthew J. Diserio, an individual (“Mr. Diserio”), and Disque D. Deane Jr., an individual (“Mr. Deane” and, together with the Management Company, the Stockholder, the General Partner and Mr. Diserio, the “Reporting Persons”). This Schedule 13D relates to the Common Stock, par value $0.01 per share, of Insituform Technologies, Inc., a Delaware corporation (the “Company”). Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Company. The Management Company is the investment manager or adviser to the Stockholder. The General Partner is the general partner of the Stockholder. The Stockholder directly owns the Common Stock to which this Schedule 13D relates, and the Management Company, the General Partner, Mr. Diserio and Mr. Deane may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Stockholder to vote and to dispose of the securities held by the Stockholder, including the Common Stock.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive offices of the Company is 17988 Edison Avenue, Chesterfield, Missouri, 63005.

Item 2.	Identity and Background.

(a) This statement is filed by the Reporting Persons. The Management Company is organized as a limited liability company under the laws of the State of Delaware. The General Partner is organized as an exempted company under the laws of the Cayman Islands. The Stockholder is organized as a limited partnership under the laws of the Cayman Islands. Mr. Diserio is the President of the Management Company and controls the Management Company’s business activities. Mr. Deane is the Chief Investment Officer of the Management Company and controls the Management Company’s investment activities.

(b) The address of the principal business and principal office of the Management Company, Mr. Diserio and Mr. Deane is 425 Park Avenue, New York, New York 10022. The address of the principal business and principal office of the General Partner and the Stockholder is c/o Turner and Roulstone Management Ltd, PO Box 2636, Strathvale House, 90 North Church Street, Grand Cayman KY1-1102, Cayman Islands.

(c) The principal business of the Management Company is to serve as investment manager or adviser to the Stockholder and a number of other hedge funds and managed accounts and to control the investing and trading in securities of the Stockholder and such other funds and accounts. The principal business of the General Partner is to serve as the general partner of the Stockholder. The principal business of the Stockholder is to invest and trade in securities. The principal business of Mr. Diserio is to act as the President of the Management Company. The principal business of Mr. Deane is to act as the Chief Investment Officer of the Management Company.

(d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Diserio and Mr. Deane are both United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

The Stockholder expended an aggregate of approximately $19,055,448 of its own investment capital to acquire the 1,466,008 shares of Common Stock held by it (the “Shares”).

The Stockholder effect purchases of securities primarily through a margin account maintained for it with Goldman, Sachs & Co., which may extend margin credit to the Stockholder as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and Goldman, Sachs & Co.’s credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.

Item 4.	Purpose of Transaction.

The Stockholder acquired the Common Stock beneficially owned by it for investment purposes based on the belief of the Management Company and Messrs. Diserio and Deane (collectively, the “Managers”) that the Common Stock represents an attractive investment opportunity. The Managers believe that the Company has substantial business prospects resulting from vast opportunities within the water infrastructure industry. However, the Managers also believe that the Company has been poorly managed for a considerable period of time and that the potential value of the Company’s business has not been adequately recognized in the market price of the Common Stock.

As a result of their concerns about the Company’s management, in early December 2007, the Managers met with Mr. Alfred L. Woods, Chairman of the Board and Interim Chief Executive Officer of the Company, to better understand the Company’s latest business strategy. Although seeking to hear a coherent plan to reverse the Company’s poor performance, the meeting with Mr. Woods heightened rather than allayed the Managers’ concerns. As a result of this meeting, on December 7, 2007, the Managers sent a letter (the “December 7th Letter”) to Mr. Woods, with copies to each of the Company’s other directors, identifying various failures of the Company’s board of directors (the “Board”) and management and concluding that the Company’s shareholders would best be served by the Company’s immediately hiring an investment banker and undertaking a process to explore its strategic alternatives, including, most likely, a sale of the Company. The Managers noted in the December 7th Letter their belief that there are a number of logical strategic buyers who could pay a significant premium to the market price of the Common Stock and that there is more than $50 million of operating cost savings available to an acquiror from eliminating the Company’s duplicative and excessive corporate expenses, optimizing installation crews and rationalizing wet out and manufacturing facilities.

The December 7th Letter also noted that the Company currently is in the process of looking for its third CEO in four years and that recently departed CEOs had received lucrative severance payments without having created sustainable value for the benefit of shareholders. Accordingly, the Managers called on the Board to end its search for a new CEO because hiring a new CEO would only compound the Company’s problems by adding unnecessary expenses and distracting from the process of exploring what the Managers believe to be the best possible course to maximize value for the Company’s shareholders – an orderly sale of the Company at a premium, preferably for shares, to a larger, better managed company with proven water industry experience, significant field mobilization skills and a proven track record of success in making sales to the international governmental market.

By letter dated December 13, 2007, the Company confirmed receipt by Mr. Woods of the December 7th Letter and distribution of the letter to the other six members of the Board. The Company’s letter advised the Managers that the issues raised in the December 7th Letter would be discussed by the Board in January and that following such discussion the Company would respond to the concerns set forth in the December 7th Letter. On December 26, 2007, the Managers replied to the Company, reiterating their demand that the Company immediately and actively pursue strategic alternatives, including the possibility of a sale, and immediately end its search for a permanent CEO.

The Managers are awaiting the Company’s promised response to the December 7th Letter and will determine its course of action based on that response. The Managers believe that the Board will be meeting on January 18, 2008 and expect to receive a response promptly after that date. In this regard, the Managers note that, under the Company’s bylaws, the deadline for submitting nominations and proposals for business to be conducted at the Company’s 2008 Annual Meeting of Stockholders is January 25, 2008 and that the Managers are currently considering whether the Stockholder should propose nominations or other business at that meeting.

The Reporting Persons may engage in communications with other shareholders of the Company, knowledgeable industry or market observers, members of the Board or management of the Company regarding the Company, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Company. The Reporting Persons may discuss ideas or develop proposals that, if effected, may result in one or more of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Persons or other persons of shares of Common Stock of the Company, changing operating or market strategies, adopting or eliminating certain types of anti-takeover measures, changes to the Company’s governing documents, revisions to the Company’s capitalization or dividend policy, extraordinary corporate transactions involving the Company or subsidiaries of the Company, and/or changes in the Board or management of the Company.

The Reporting Persons are engaged in the investment business, focusing exclusively on investing in water related companies throughout the world, and in the ordinary course of business review and analyze various factors affecting the companies whose securities they own, including the Company. In determining whether to purchase additional shares or to dispose of shares, and in formulating any plans or proposals with respect to the Company, the Reporting Persons intend to consider and review various factors on a continuous basis, including the Company’s financial condition, its business and prospects, the markets in which it operates, developments concerning the Company, the price and availability of shares of Common Stock, other investment and business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons’ businesses, and general economic, monetary and stock market conditions. The Reporting Persons may, at any time, acquire additional shares of Common Stock or dispose of any or all of the Common Stock held by them.

Copies of the December 7th Letter, the Company’s December 13, 2007 response to the Managers and the Managers’ December 26, 2007 letter to the Company are filed herewith as Exhibits 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, the Reporting Persons beneficially own 1,466,008 shares of Common Stock. The Shares represent 5.3% of the 27,469,223 shares of Common Stock outstanding as of October 26, 2007, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. The percentages used herein and in the rest of this Statement are calculated based upon this number of outstanding shares.

(b) The Reporting Persons share voting and dispositive power over the 1,466,008 shares of Common Stock held by the Stockholder.

(c) Schedule A hereto sets forth certain information with respect to purchases by the Stockholder, at the direction of the Managers, in the Common Stock during the past 60 days.

All of the transactions set forth on Schedule A were effected in The Nasdaq Global Select Market. Except as set forth above and on Schedule A, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

(d) Other than the Stockholder, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

99.1.	Joint Filing Agreement, dated as of January 17, 2008, by and among the Reporting Persons.

99.2.	Letter from Water Asset Management LLC to Insituform Technologies, Inc., dated December 7, 2007.

99.3	Letter from Insituform Technologies, Inc. to Water Asset Management LLC, dated December 13, 2007.

99.4	Letter from Water Asset Management LLC to Insituform Technologies, Inc., dated December 26, 2007.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2008

WATER ASSET MANAGEMENT LLC

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	President

TRF MASTER FUND (CAYMAN) LP

By:	Water Investment Advisors (Cayman), Ltd., its General Partner

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	President

WATER INVESTMENT ADVISORS (CAYMAN) LTD.

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	President

/s/ Matthew J. Diserio
Matthew J. Diserio

/s/ Disque D. Deane Jr.
Disque D. Deane Jr.

Schedule A

(Open-market purchases of Common Stock by the Stockholder during the past 60 days)

Date	Quantity	Price Per Share ($)
11/19/2007	600	12.290
11/19/2007	1100	12.300
11/19/2007	1355	12.310
11/19/2007	3798	12.320
11/19/2007	300	12.325
11/19/2007	7250	12.330
11/19/2007	13807	12.340
11/19/2007	14932	12.350
11/19/2007	100	12.355
11/19/2007	11505	12.360
11/19/2007	12100	12.370
11/19/2007	13900	12.380
11/19/2007	500	12.390
11/19/2007	666	12.400
11/19/2007	300	12.410
11/19/2007	700	12.420
11/19/2007	1400	12.430
11/19/2007	11	12.435
11/19/2007	1200	12.440
11/19/2007	2200	12.450
11/19/2007	100	12.455
11/19/2007	1700	12.460
11/19/2007	1451	12.470
11/19/2007	800	12.480
11/19/2007	600	12.490
11/19/2007	508	12.500
11/19/2007	517	12.510
11/19/2007	1000	12.520
11/19/2007	400	12.530
11/19/2007	400	12.540
11/19/2007	1300	12.550
11/19/2007	200	12.560
11/19/2007	100	12.575
11/19/2007	200	12.610
11/19/2007	300	12.620
11/19/2007	200	12.630
11/19/2007	227	12.640
11/19/2007	200	12.650
11/19/2007	70	12.660
11/19/2007	703	12.670
11/19/2007	1000	12.980
11/20/2007	300	12.250
11/20/2007	728	12.260
11/20/2007	4859	12.270
11/20/2007	4690	12.280
11/20/2007	7038	12.290
11/20/2007	22805	12.300
11/20/2007	30333	12.310
11/20/2007	16000	12.320
11/20/2007	14409	12.330
11/20/2007	600	12.340
11/20/2007	500	12.350
11/20/2007	14600	12.360
11/20/2007	5153	12.370
11/20/2007	3210	12.380
11/20/2007	5037	12.390
11/20/2007	15339	12.400
11/20/2007	4313	12.410
11/20/2007	1186	12.420

11/20/2007	600	12.430
11/21/2007	200	12.230
11/21/2007	688	12.240
11/21/2007	1400	12.250
11/21/2007	3700	12.260
11/21/2007	4300	12.270
11/21/2007	6800	12.280
11/21/2007	5000	12.290
11/21/2007	3000	12.300
11/21/2007	500	12.370
11/21/2007	1687	12.380
11/21/2007	5199	12.390
11/21/2007	14201	12.400
11/21/2007	2400	12.410
11/21/2007	2900	12.420
11/21/2007	1	12.425
11/21/2007	1100	12.430
11/21/2007	3349	12.440
11/21/2007	1600	12.450
11/21/2007	1900	12.460
11/21/2007	1200	12.470
11/21/2007	1366	12.480
11/21/2007	1700	12.490
11/21/2007	700	12.500
11/21/2007	1300	12.510
11/21/2007	400	12.520
11/21/2007	1000	12.530
11/21/2007	1216	12.540
11/21/2007	1500	12.550
11/21/2007	1000	12.560
11/21/2007	700	12.570
11/21/2007	600	12.580
11/21/2007	400	12.590
11/21/2007	900	12.600
11/21/2007	2600	12.610
11/21/2007	800	12.620
11/21/2007	3989	12.630
11/21/2007	6600	12.640
11/21/2007	4175	12.650
11/21/2007	3505	12.660
11/21/2007	695	12.670
11/21/2007	1200	12.680
11/21/2007	3400	12.690
11/21/2007	5637	12.700
11/21/2007	1129	12.710
11/21/2007	2300	12.720
11/21/2007	3845	12.730
11/21/2007	6176	12.740
11/21/2007	1776	12.750
11/21/2007	300	12.760
11/21/2007	1500	12.770
11/21/2007	5400	12.780
11/21/2007	600	12.790
11/21/2007	400	12.800
11/21/2007	1600	12.810
11/21/2007	1800	12.820
11/21/2007	2000	12.830
11/21/2007	2021	12.840
11/21/2007	3221	12.860
11/23/2007	99	12.680

11/23/2007	300	12.690
11/23/2007	200	12.700
11/23/2007	100	12.730
11/23/2007	62	12.750
11/23/2007	200	12.760
11/23/2007	500	12.770
11/23/2007	281	12.780
11/23/2007	300	12.790
11/23/2007	1900	12.800
11/23/2007	1200	12.810
11/23/2007	3600	12.820
11/23/2007	2700	12.830
11/23/2007	1600	12.840
11/23/2007	1000	12.850
11/23/2007	200	12.860
11/23/2007	62	12.930
11/23/2007	900	12.940
11/23/2007	400	12.950
11/23/2007	200	12.960
11/23/2007	1180	12.970
11/23/2007	2771	12.980
11/23/2007	1287	12.990
11/23/2007	600	13.000
11/23/2007	1608	13.010
11/23/2007	311	13.020
11/23/2007	1100	13.030
11/23/2007	339	13.040
11/26/2007	58	12.280
11/26/2007	400	12.290
11/26/2007	22	12.300
11/26/2007	1812	12.310
11/26/2007	2400	12.320
11/26/2007	2122	12.330
11/26/2007	2384	12.340
11/26/2007	3394	12.350
11/26/2007	1800	12.360
11/26/2007	1300	12.370
11/26/2007	600	12.380
11/26/2007	100	12.390
11/26/2007	400	12.400
11/26/2007	2700	12.410
11/26/2007	1600	12.420
11/26/2007	1200	12.430
11/26/2007	1641	12.440
11/26/2007	3500	12.450
11/26/2007	1600	12.460
11/26/2007	400	12.470
11/26/2007	600	12.480
11/26/2007	1300	12.490
11/26/2007	600	12.500
11/26/2007	100	12.510
11/26/2007	237	12.520
11/26/2007	700	12.530
11/26/2007	2800	12.540
11/26/2007	2300	12.550
11/26/2007	41	12.560
11/26/2007	300	12.570
11/26/2007	2082	12.580
11/26/2007	100	12.585
11/26/2007	3800	12.590

11/26/2007	200	12.595
11/26/2007	2600	12.600
11/26/2007	100	12.610
11/26/2007	800	12.620
11/26/2007	386	12.630
11/26/2007	200	12.640
11/26/2007	600	12.650
11/26/2007	1100	12.660
11/26/2007	400	12.670
11/26/2007	100	12.680
11/26/2007	900	12.690
11/26/2007	500	12.700
11/26/2007	100	12.710
11/26/2007	400	12.730
11/26/2007	100	12.740
11/26/2007	600	12.780
11/26/2007	700	12.790
11/26/2007	59	12.800
11/26/2007	100	12.810
11/26/2007	100	12.820
11/26/2007	100	12.830
11/26/2007	1050	12.840
11/26/2007	4191	12.850
11/26/2007	100	12.860
11/26/2007	1907	12.870
11/26/2007	2393	12.880
11/26/2007	500	12.890
11/26/2007	1200	12.900
11/27/2007	539	12.230
11/27/2007	1400	12.240
11/27/2007	5752	12.250
11/27/2007	3248	12.260
11/27/2007	1621	12.270
11/27/2007	4564	12.280
11/27/2007	7097	12.290
11/27/2007	11836	12.300
11/27/2007	1264	12.310
11/27/2007	1800	12.320
11/27/2007	100	12.330
11/27/2007	1100	12.340
11/27/2007	1000	12.350
11/27/2007	1000	12.360
11/27/2007	279	12.370
11/27/2007	500	12.380
11/27/2007	100	12.385
11/27/2007	1300	12.390
11/27/2007	500	12.400
11/27/2007	100	12.405
11/30/2007	1249	12.930
11/30/2007	21502	12.940
11/30/2007	300	12.945
11/30/2007	8898	12.950
11/30/2007	100	12.960
11/30/2007	1501	12.970
11/30/2007	1300	12.980
11/30/2007	3400	12.990
11/30/2007	1000	13.000
12/31/2007	100	14.690
12/31/2007	300	14.700
12/31/2007	120	14.710

12/31/2007	1100	14.720
12/31/2007	1000	14.730
12/31/2007	1000	14.740
12/31/2007	2400	14.750
12/31/2007	1334	14.760
12/31/2007	3000	14.770
12/31/2007	5463	14.780
12/31/2007	4733	14.790
12/31/2007	14675	14.800
12/31/2007	200	14.810
12/31/2007	302	14.820
1/4/2008	2649	13.940
1/7/2008	400	13.330
1/7/2008	100	13.340
1/7/2008	1491	13.350
1/7/2008	300	13.360
1/7/2008	300	13.380
1/7/2008	400	13.390
1/7/2008	700	13.410
1/7/2008	980	13.420
1/7/2008	500	13.430
1/7/2008	1300	13.440
1/7/2008	200	13.450
1/7/2008	400	13.460
1/7/2008	700	13.470
1/7/2008	375	13.480
1/7/2008	600	13.490
1/7/2008	900	13.500
1/7/2008	600	13.510
1/7/2008	400	13.530
1/7/2008	500	13.540
1/7/2008	100	13.560
1/7/2008	100	13.570
1/7/2008	525	13.580
1/7/2008	1975	13.590
1/7/2008	3900	13.600
1/7/2008	1700	13.610
1/7/2008	3540	13.620
1/7/2008	4000	13.630
1/7/2008	1100	13.640
1/7/2008	1000	13.650
1/7/2008	1300	13.660
1/7/2008	500	13.670
1/7/2008	300	13.680
1/7/2008	1400	13.690
1/7/2008	800	13.700
1/7/2008	700	13.710
1/7/2008	400	13.720
1/7/2008	1000	13.730
1/7/2008	1500	13.740
1/7/2008	11134	13.750
1/7/2008	700	13.760
1/7/2008	2254	13.770
1/7/2008	2387	13.780
1/7/2008	1600	13.790
1/7/2008	8827	13.800
1/7/2008	900	13.810
1/7/2008	600	13.820
1/7/2008	1600	13.830
1/7/2008	1198	13.840

1/7/2008	1798	13.850
1/7/2008	900	13.860
1/7/2008	802	13.870
1/7/2008	1800	13.880
1/7/2008	1300	13.890
1/7/2008	1400	13.900
1/7/2008	1100	13.910
1/7/2008	1100	13.930
1/7/2008	200	14.020
1/7/2008	400	14.060
1/7/2008	1000	14.070
1/7/2008	1300	14.080
1/7/2008	600	14.090
1/7/2008	5000	14.100
1/7/2008	3200	14.110
1/7/2008	1271	14.120
1/7/2008	3600	14.130
1/7/2008	5352	14.140
1/7/2008	3500	14.150
1/7/2008	500	14.160
1/7/2008	2500	14.170
1/7/2008	800	14.180
1/7/2008	1563	14.190
1/7/2008	300	14.200
1/7/2008	1000	14.210
1/7/2008	1929	14.220
1/7/2008	300	14.240
1/9/2008	1100	12.910
1/9/2008	1500	12.920
1/9/2008	100	12.925
1/9/2008	2646	12.930
1/9/2008	1100	12.940
1/9/2008	700	12.950
1/9/2008	400	12.955
1/9/2008	100	12.980
1/9/2008	100	12.985
1/9/2008	100	13.010
1/9/2008	100	13.020
1/9/2008	200	13.035
1/9/2008	200	13.045
1/9/2008	200	13.105
1/9/2008	200	13.140
1/9/2008	400	13.155
1/11/2008	37	13.010
1/11/2008	4563	13.020
1/11/2008	1900	13.040
1/11/2008	2800	13.050
1/11/2008	3120	13.060
1/11/2008	3500	13.070
1/11/2008	4100	13.080
1/11/2008	780	13.090
1/11/2008	500	13.100
1/11/2008	1000	13.110
1/11/2008	400	13.130
1/11/2008	200	13.140
1/11/2008	400	13.150
1/14/2008	100	13.370
1/15/2008	100	12.980
1/15/2008	500	12.990
1/15/2008	2606	13.000